Mail Stop 4561

June 25, 2008

Eli Fruchter
Principal Executive Officer
LanOptics Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692, Israel

> **Re:** **LanOptics Ltd.**
> **Form 20-F**
> **Filed on March 28, 2008**
> **Form 6-K**
> **Filed on February 11, 2008**
> **File No. 000-20860**

Dear Mr. Fruchter:

We have reviewed your response letter dated May 19, 2008 in connection with the above-referenced filings and have the following comments If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 15, 2008.

Form 20-F For the Fiscal Year Ended December 31, 2007

Risk Factors

1.   We note your draft risk factor provided in Schedule 1(a) in response to prior comment 1. Please revise the subheading, which refers generally to "a foreign private issuer" so that it addresses specifically the circumstances of LanOptics. Reorganize the paragraph so the information currently in the last two sentences of the paragraph is provided at the outset. Ensure that the risk factor discussion specifically addresses the risk(s) associated with the fact that LanOptics does not follow the specific Nasdaq requirements you identified. To the extent you provide us with revised disclosure for this or any comment, please ensure that the revisions are marked to show changes.

2.   With respect to the proposed revised disclosure provided in Schedule 1(b), consider including a more detailed discussion of the differences between the Nasdaq rules and the Israeli law and practices you follow regarding the two areas of corporate governance specified. Concise and specific disclosure of this type will enable investors to appreciate the significance of your election to follow your home country practices.

Consolidated Balance Sheets, page F-5

3.   We are considering your response to comment 5. As previously requested, explain why you have classified the Employee Stock Options in EZchip between your liabilities and equity sections (i.e., as minority interest). Your response should specifically identify the accounting literature on which you have relied in determining this classification. In addition, explain why you believe that gain recognition complies with SAB Topic 5-H when it appears you have plans to repurchase ordinary shares of EZchip upon their issuance to employees. See Question 2 of SAB Topic 5-H. Indicate whether you have a past practice of repurchasing the ordinary shares of EZchip upon their issuance. Your response should also address paragraph 34 of SFAS 123(R).

Consolidated Statements of Cash Flows, page F-9

4.   We have considered your response to comment 6 and your reliance on paragraph 13 of SFAS 95 for net reporting of cash paid to acquire EZchip shares and cash received from the exercise of EZchip options. We believe that due to the dissimilarities between the nature of the items described in paragraph 13 and the items undertaken by the company that net reporting is not appropriate. In this regard, the items described in paragraph 13 are for those specific items that have certain characteristics, including maturity dates, in addition to the factors that you noted.

Note 17 – Segments and Geographic Information, page F-45

5.   We have considered your response to comment 9, as well as your prospective changes in disclosures in response to our comment. We believe that your disclosures in future filings should comply with paragraph 38a of SFAS131, that is, revenues from individual countries that are material should be disclosed separately. In this regard, your disclosures that revenues to North America are "mainly" to the United States do not appear appropriate. Should you wish to disclose geographic subtotals for groups of countries, this information is permitted in addition to, but not instead of, the required country disclosures.

Exhibits

6.　　We note your responses to prior comments 10 and 11 indicating that you will file the exhibits subject to your evaluation regarding the need to request confidential treatment for portions of the exhibits. Please note that an application for confidential treatment may also be reviewed by the Staff. Ensure that a materially complete description of the rights and obligations of the contracting parties under the agreements are provided in the textual portions of your annual report on Form 20-F.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457, or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief

cc:　　Via facsimile: (212) 732-3232
　　　 Steven J. Glusband
　　　 Carter Ledyard & Millburn LLP